UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of September 2003

                           NATIONAL CONSTRUCTION INC.
                           --------------------------
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                           Form 20-F  xxx    Form 40-F  ___
                                                      ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.   Yes    No xxx
           ---    ---

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

September 2003 Information
--------------------------

1. September 18, 2003. National Construction Inc. Announces Year-End February 28, 2003 Results.

2. September 30, 2003. National Construction Inc. Announces First Quarter Results for Period Ended May 31, 2003.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

               National Construction Inc. -- SEC File No. 0-27144
               --------------------------------------------------
                                  (Registrant)


Date: October 16, 2003               By: /s/ Keith F. Eaman
                                        -------------------------------
                                         Keith F. Eaman, Chairman

National Construction Inc. Announces Year-End February 28, 2003 Results


13:01 EDT Thursday, September 18, 2003


BROSSARD,  QUEBEC--National Construction Inc. (TSX Venture Exchange: NAT, OTCBB:
NATS ("National") today announced results for the year-ended February 28, 2003.


Year-ended February 28, 2003.


Revenues were $68.3 million for the year ended February 28, 2003 compared to $29.4 for the year ended February 28, 2002. Gross profit for the year totaled $0.7 million compared to $2.8 million for the year-ended February 28, 2002. Selling, general and administrative expenses totaled $4.8 million compared to $5.2 million 2002. The net loss for the year-ended February 28, 2003 was $4.2 million compared to $2.9 million last year.


Today National announced that it is restating its financial statements for the first quarter ended May 31, 2002. The impact of the restatement is the elimination of future income tax assets of $573,557 at May 31, 2002.


National also announced today that it has reached a settlement of $1.4 million for a major claim on the Interquisa Canada PTA (Purified Terephthalic Acid Plant) project in Montreal East.

Financial Highlights (000's except per share data)
Canadian Dollars (audited)                             Year ended
                                         February 28, 2003  February 28, 2002

    Revenues                                 $68,315                $29,422
    Gross profit                                 696                  2,780
    Expenses                                   4,889                  5,840
    Loss before income taxes                  (4,193)                (3,060)
    Net Loss                                  (4,193)                (2,851)
    Loss per share                            ($0.29)                $(0.68)
    Total assets                              11,194                  9,308
    Shareholders' equity                        (922)                  (361)

The complete financial statements for the year-ended February 28, 2003 and restated financial statements for the three months ended May 31, 2002 are available at SEDAR at www.sedar.com

About National Construction Inc.

National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.

National currently has four subsidiaries, National Construction Group Inc., National Maintenance Inc; Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned.

This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
National Construction Inc.
Keith Eaman
Chairman
(450) 444-2405 ext. 230

National Construction Inc. Announces First Quarter Results for Period Ended May 31, 2003


17:42 EDT Tuesday, September 30, 2003


BROSSARD, QUEBEC--National Construction Inc. (TSX Venture Exchange: NAT, OTCBB:
NATS ("National") today announced results for the first quarter ended May 31, 2003.


First quarter ended May 31, 2003.


Revenues were $12.1 million for the three months ended May 31, 2003 compared to $12.6 for the same period last year. Gross profit for the three months ended May 1, 2003 totaled $0.4 million compared to $1.0 million for the three months ended May 31, 2002. Selling, general and administrative expenses totaled $0.9 million compared to $1.2 million for the same period last year. The net loss for the three months ended May 31, 2003 was $0.3 million or $0.02 a share compared to a net loss of $0.2 million or $0.04 a share for the same period last year.

         Financial Highlights (000's except per share data)
         Canadian Dollars (unaudited)

                                                      3 months ended

                                           May 31, 2003          May 31, 2002

         Revenues                                12,081                12,640
         Gross profit                               444                 1,032
         Expenses                                   775                 1,254
         Loss before income taxes                  (331)                 (222)
         Net Loss                                  (331)                 (222)
         Loss per share                           (0.02)                (0.04)
         Total assets                             6,853                11,856
         Shareholders' equity                    (1,253)                3,050

The complete financial statements for the three months ended May 31, 2003 are available at SEDAR at www.sedar.com

About National Construction Inc.

National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.

National currently has four subsidiaries, National Construction Group Inc., National Maintenance Inc; Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned.

The TSX Venture Exchange and the NASD OTC Bulletin Board have not reviewed and do not accept responsibility for the adequacy or accuracy of this press release.

This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

National Construction Inc.
Keith Eaman
Chairman
(450) 444-2405 ext. 230